Lawler & Associates
a professional law corporation

11622 El Camino Real, Suite 100
San Diego, California, 92130
Telephone: 888-675-0888
Facsimile: 866-506-8877
W. Scott Lawler, Esq.

July 29, 2010

Mr. Mark P. Shuman – Branch Chief - Legal
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:           Healthmed Services Ltd.
Post-Effective Amendment No. 1 to
Registration Statement on Form S-1
Filed July 14, 2010
File No. 333-152439

Dear Mr. Shuman:

On behalf of my client, Healthmed Services Ltd. (the "Company"), this letter is being provided in response to your comment letter dated July 23, 2010 regarding the above referenced filing. Each response is preceded by inserting the corresponding comment from your comment letter.

Comment #1

Your registration statement was initially declared effective August 4, 2008, with audited financial statements through the fiscal year ended December 31, 2007. Please advise as to whether any sales have been made after May 4, 2009 under this registration statement.

Response to Comment #1

The Company has authorized me to represent on its behalf that no sales of its common stock were made after May 4, 2009 under the Company’s S-1 registration statement.

Comment #2

Please ensure that a currently dated consent of your Independent Registered Public Accounting Firm is filed as an exhibit to your registration statement.

Response to Comment #2

The Company electronically filed Post-Effective Amendment No. 2 to its registration statement via Edgar, with a submission date of July 28, 2010. Such Amendment No. 2 included the currently dated consent referenced in Comment #2.

Sincerely,

/s/ W. Scott Lawler
W. Scott Lawler